Exhibit 99.1(a)

AMENDMENT NO. 1
TO
MEDMEN ENTERPRISES INC.
2018 STOCK AND INCENTIVE PLAN

Pursuant to the resolutions of the Board of Directors of The MedMen Enterprises Inc. adopted on April 1, 2021, the MedMen Enterprises Inc. 2018 Stock and Incentive Plan approved by the Company on May 28, 2018 (the “Plan”) is amended as follows:

1.	Section 4(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be the sum of (i) 200,000,000, and (ii) all shares underlying outstanding Awards as of the effective date of the approval by the Board of Amendment No. 1 to this Plan. At no time shall the total number of Shares issuable upon exercise of all outstanding Awards exceed 30% of the then outstanding Shares (as calculated in accordance with § 260.140.45 of the Regulations of the Commissioner of Business Oversight, Division of Financial Institutions of the State of California), based on the Shares of the Company which are outstanding at the time the calculation is made. The aggregate number of Shares that may be issued under all Awards under the Plan shall be reduced by Shares subject to Awards issued under the Plan in accordance with the Share counting rules described in Section 4(b) below.”